

September 14, 2021

Brian L. Roberts
Chairman and Chief Executive Officer
Comcast Corporation
One Comcast Center
Philadelphia , PA 19103

  Re: Comcast Corporation
    Form 10-K for Fiscal Year Ended December 31, 2020
    File No. 001-32871

Dear Mr. Roberts:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

1. There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. Please tailor the general disclosure you have about environmental-related regulatory matters to identify material pending or existing climate change-related legislation, regulations, and international accords and describe the impact to your business, financial condition, and results of operations.

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

  • decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, including energy use across your network, production studios and theme parks;
  • increased demand for goods or services that result in lower emissions than competing products or services;
  • increased competition to develop innovative new products or services that result in lower emissions; and
  • any anticipated reputational risks resulting from operations, products, or services that

produce material greenhouse gas emissions.

3.   You disclose that severe weather events such as hurricanes and wildfires have impacted your products, services and properties, and could lead to large expenditures. In addition, your CSR report outlines projects and initiatives you will undertake to meet your goal of becoming carbon neutral by 2035. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures. In addition, discuss the significant physical effects of climate change on your operations and results, if material. This disclosure may include the following:

- severity of weather from climate change, such as floods, hurricanes, sea levels, wildfires, and water availability and quality;
- quantification of material weather-related damages to your property or operations;
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
- any weather-related impacts on the cost or availability of insurance.

4.   Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes. In this regard, we note disclosure in your CSR report about your goal to become carbon neutral by 2035 and steps you plan to take to meet that goal.

5.   Quantify any material increased compliance costs related to climate change.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Anna Abramson, Staff Attorney, at (202) 551-4969 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology